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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2014 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wescom Financial Services, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 South Marengo Avenue
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knox, President & CEO — 888-493-7266
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

15233 Ventura Boulevard	Sherman Oaks, CA	91403
(Address)	(City, State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/14

OATH OR AFFIRMATION

I, Cindy Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wescom Financial Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Wescom Financial Services, LLC

Signature

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplemental Report on Internal Control, a report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

CHERYL ELAINE ANDERSON
Commission # 1921553
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2015

CHERYL ELAINE ANDERSON
Commission # 1921553
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of February (Month), 2014 (Year), by

(1) Cindy Law (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Cheryl Elaine Anderson
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report X-17A-5

Document Date: 2/24/14 Number of Pages: 17

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
(SEC I.D. No. 8-66189)
Pasadena, California

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2013,
AND INDEPENDENT AUDITOR'S REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
Pasadena, California

FINANCIAL STATEMENTS
December 31, 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wescom Financial Services, LLC
Pasadena, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC (the "Company") as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 21, 2014

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

	2013
ASSETS	
Current assets	
Cash and cash equivalents	$ 551,346
Accounts receivable	809,247
	1,360,593
Investment in CUSO Financial Services, LP	1,270,973
Prepaid expenses	93,030
	$ 2,724,596
LIABILITIES AND MEMBERSHIP CAPITAL	
Current liabilities	
Accounts payable and other liabilities	$ 538,409
Membership capital	2,186,187
	$ 2,724,596

See accompanying notes to financial statement.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Wescom Financial Services, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Reporting Authority, Inc. ("FINRA"). The Company was formed as a limited liability company on March 15, 2001. Its principal source of income is derived from commission fees. The Company is a wholly owned subsidiary of Wescom Holdings, LLC ("the Parent"). The Parent is the sole member of the limited liability company and as such, the member's liability is limited to its capital investment. The company was established primarily to provide brokerage services to members of Wescom Central Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to the FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of paragraph (k)(2)(ii) provide that the company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts to the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and Cash Equivalents consist of non-term share deposits in Wescom Central Credit Union and Pershing LLC. At December 31, 2013, the Company has $201,242 on deposit at Wescom Central Credit Union. The balances at Wescom Central Credit Union are insured by the National Credit Union Share Insurance Fund up to $250,000. At December 31, 2013 the Company had $350,104 on deposit at Pershing LLC. The balances at Pershing LLC are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's deposits at Pershing, LLC are invested in funds at other FDIC insured institutions so that no single account is above the FDIC insurance limit.

Income Taxes: Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. The Company is, however, subject to state taxes on gross receipts.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

(Continued)

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2009.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Indemnification Obligation: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 2 - CUSO FINANCIAL SERVICES, LP

The Company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit union service organizations. The company owns 12 units, which approximates 4.71% ownership. The investment is accounted for under the equity method of accounting.

NOTE 3 - EMPLOYEE BENEFIT PLANS

The Company participates in Wescom Central Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2013, the Company had net capital of $251,169, which was $215,275 in excess of its required net capital of $35,894. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 2 to 1.

(Continued)

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has a receivable of $35,881 from Wescom Central Credit Union at December 31, 2013.

Crowe Horwath.

SEC
Mail Processing
Section
FEB 25 2014
Washington DC
404

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Wescom Financial Services, LLC
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wescom Financial Services, LLC. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Sherman Oaks, California
February 21, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066189 FINRA DEC
WESCOM FINANCIAL SERVICES LLC 18*18
WESCOM FINANCIAL SERVICES
123 S MARENGO AVE 4TH FL
PASADENA CA 91101-2428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CINDY LAW (888) 493-7266 X8113

2. A. General Assessment (item 2e from page 2)		$ 6,854
B. Less payment made with SIPC-6 filed (exclude interest) — 7/16/13 (Date Paid)		(3,100)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		3,754
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,754
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,754	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESCOM FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 17th day of JANUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,447,804
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	7,447,804
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,853,880
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	524,668
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	327,792
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,706,340
2d. SIPC Net Operating Revenues	$ 2,741,463
2e. General Assessment @ .0025	$ 6,854

(to page 1, line 2.A.)